PE
8-1-04

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: **August, 2004**

Commission File Number: SEC #1-13812
Pacific Rim Mining Corp.
(Translation of registrant's name into English)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6 Canada
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F
Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): __X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ______ No __X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date: August 18, 2004

By: //s//Kathryn A. Church
Kathryn A. Church
Corporate Secretary

Exhibit Index

Exhibit Number	Exhibit Description	Sequential Page No.
1	Annual Report to Shareholders	

PACIFIC RIM MINING CORP.

2004 ANNUAL REPORT

OVER • DEFINE • DEVELOP • DISCOVER • DEFINE • DEVELOP • DISCOVER • DEFINE • DEVELOP • DISCOVER • DEFINE • DEVELOP • DISCOVER • DEFINE • DEVELOP •



CORPORATE PROFILE

Pacific Rim Mining Corp. is a well-managed, revenue-generating gold exploration company with operational and exploration assets in North, Central and South America. Pacific Rim utilizes cash flow from its 49% interest in the Denton-Rawhide gold mine in Nevada to explore, define and advance its El Dorado and La Calera gold projects in El Salvador and to acquire high quality gold projects with the ability to advance the growth profile of the Company.

Pacific Rim is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines. Management believes the El Dorado and La Calera projects have the potential to help Pacific Rim achieve its goal of becoming a highly profitable, growth-oriented, intermediate-level gold producer that is environmentally and socially responsible.

Pacific Rim shares trade on the Toronto and American stock exchanges under the symbol PMU. For additional information regarding Pacific Rim Mining Corp., visit www.pacrim-mining.com.

TABLE OF CONTENTS

PACIFIC RIM
MINING CORP.

[illegible] ANNUAL REPORT

DEAR FELLOW SHAREHOLDERS,

We are pleased to present you with Pacific Rim Mining Corp's annual report and financial statements for fiscal 2004.

Pacific Rim's goals for the past year were to:

- use the cash flow from production at our 49% owned Denton-Rawhide gold mine to expand the known gold resources at the Company's flagship El Dorado gold project in El Salvador;
- continue to explore for additional gold resources on the El Dorado project;
- commence a pre-feasibility study to determine the potential economics of an underground operation at El Dorado.

We are proud to report that these goals were accomplished.

In October 2003, Pacific Rim announced the results of an updated resource estimate for the El Dorado gold project, incorporating the Company's on-going drill results into new resource estimates of the Minita, Coyotera and Nueva Esperanza vein systems. The Minita vein system, which hosts the bulk of the current El Dorado resource, now contains 1.6 million tonnes of mineralization at an average grade of 11.4 grams per tonne gold and 70.3 grams per tonne silver, for a total of 585,200 ounces of gold and 3.6 million ounces of silver in the measured and indicated category. This is a 67% increase over the previous Minita resource estimate. The measured and indicated resource total of all three veins is now 821,000 ounces of gold and 5.3 million ounces of silver. Pacific Rim announced the results of 57 new step-out and scout drill holes from El Dorado during fiscal 2004, and is continuing to explore this exceptionally large gold system for additional gold mineralization.

1. OVERVIEW

Pacific Rim is a revenue generating gold exploration company with operational and exploration activities in North, Central and South America. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold mine in Nevada to explore, define and develop its exploration projects, primarily the El Dorado gold project in El Salvador. The Company is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines.

Pacific Rim's corporate goal is to become a highly profitable, growth-oriented, intermediate level gold producer. *During fiscal 2004, the Company made great headway toward achieving this goal by increasing the measured and* indicated resource at the Minita vein on its El Dorado project in El Salvador by 67% and launching a pre-feasibility study to determine the detailed economics of a proposed operation at El Dorado. The Company anticipates commencing development at El Dorado during fiscal 2005.

Pacific Rim believes that shareholder value is built with every interim and milestone success the Company achieves. The Company's stock price rose from US$ 0.30 to US$ 0.71 on the AMEX and CA$ 0.415 to CA$ 0.97 on the TSX between the beginning and end of fiscal 2004, an average increase over the year of approximately 135%.

FINANCIAL HIGHLIGHTS *(all amounts in thousands of US dollars, except per share amounts)*

	12 months ended April 30, 2004	12 months ended April 30, 2003	4 months April 30, 2002
Revenue	$ **12,140**	$ 12,509	$ 5,303
Operating Costs	**11,903**	8,999	4,454
Exploration expenditures	**5,164**	3,346	250
Net (loss) before unusual item	**(7,307)**	(3,308)	(1,595)
Net (loss) for the period	**(6,859)**	(2,800)	(1,601)
Per share (basic and diluted)	**(0.09)**	(0.04)	(0.03)
Cash Flow (used) for operating activities	**(1,107)**	(4,044)	(562)
Net increase (decrease) in cash	**356**	(1,457)	1,027
Cash at end of period	**1,463**	1,107	2,564
Total assets	**14,033**	21,447	25,330
Total liabilities	**4,415**	6,487	7,601
Working Capital	**3,033**	7,633	8,616
Common shares outstanding (average)	**79,145,935**	78,449,743	58,706,727
Fully diluted shares (average)	**84,161,115**	85,077,223	64,063,607



Thomas C. Shrake, **CEO, Director**

As CEO of Pacific Rim, Tom Shrake oversees Pacific Rim's technical programs and project acquisitions, and is a key architect of the Company's objectives and strategies. Tom is a veteran explorationist and mine-finder, holding senior positions in the past with Gibraltar Mines and Placer Dome amongst others. Tom has numerous ore deposit discoveries to his credit, including the Lomas Bayas and Fortuna de Cobre deposits in Chile. He also championed the acquisition on behalf of Placer Dome of the Mulatos deposit, a multi-million ounce gold deposit in Mexico. Tom has his finger on the pulse of the mining industry and his market savvy is a strong balance to his technical expertise.

The consolidated net loss for 2004 was $6.9 million or $0.09 per share compared to a loss of $2.8 million or $0.04 per share in 2003 and $1.6 million or $0.03 per share in the four-month period of fiscal 2002. The increased net loss for 2004 is due to substantially increased exploration expenses of $5.2 million in 2004 compared to $3.3 million in 2003 and $0.3 million in 2002, as well as a gain on the sale of mineral properties of $0.9 million and a gain on the sale of marketable securities of $1.0 million in 2003, both of which offset expenses in 2003 and for which there is no comparable item in 2004. Stock-based employee compensation expenses of $0.3 million were recorded for exploration and general and administrative expenses for the first time during fiscal 2004 in compliance with new Canadian generally accepted accounting standards, and contributed to the increased net loss for the current year.

Operating costs at the Denton-Rawhide gold mine rose in 2004 ($11.9 million compared to $9.0 million in 2003 and $4.5 million in 2002) due to the "drawdown" of higher cost "heap leach" inventory in 2004, partially offset by decreased mining and processing costs for the year resulting from the cessation of mining, crushing and stacking of ore. Exploration expenditures increased significantly as the Company expanded its ongoing drill program and commenced a pre-feasibility study and environmental impact study ("EIS") on the El Dorado gold project in El Salvador, completed a Phase 1 drill program on the La Calera gold project in El Salvador, acquired two new "grass-roots" gold projects in Nevada and expanded its project generation program throughout North, Central and South America.

Negative operating cash flow increased from $(4.0) million in the twelve-month period of 2003 to $(1.1) million in 2004. This significant increase, despite a substantially higher net loss for the 2004 fiscal year, is primarily due to increased cash flows from the Denton-Rawhide gold mine during 2004 (related to the decrease in cash expenditures for mining and processing activities at the mine) partially offset by increased exploration expenditures in 2004, and loan repayments. Net investment cash flow of $0.3 million in 2004 compared to a negligible amount in 2003 reflects sales of surplus equipment during the current year ($0.3 million during 2004) plus withdrawals from the reclamation fund ($0.5 million during 2004), offset by an investment in new Denton-Rawhide carbon leaching equipment ($0.5 million during 2004), compared to very little investment activity in fiscal 2003. The exercise of stock options produced $1.2 million of financing activity cash flows during fiscal 2004 and negligible cash flows during fiscal 2003. Alternatively, no cash flow from the sale of investments was realized in fiscal 2004 compared to $2.6 million received from the sale of investments in 2003 (related to the sale of the Company's Diablillos mineral property). The net effect of these activities was a net increase in cash of $0.4 million for fiscal 2004, compared to a net decrease of $1.5 million in fiscal 2003.

Pacific Rim's cash position at the end of 2004 was $1.5 million, compared to $1.1 million at the end of 2003 and $2.6 million at the end of 2002. Working capital at April 30, 2004 was $3.0 million compared to $7.6 million at April 30, 2003 and $8.6 million at April 30, 2002, primarily reflecting reductions in short- and long-term Denton-Rawhide "heap-leach" inventories during fiscal 2004.

Highlights of technical and corporate developments for fiscal 2004 include:

- **The expansion of the El Dorado resource to 821,000 ounces of gold in the measured and indicated category.** Updated resource estimates reflecting new drilling information were made for the Minita, Coyotera and Nueva Esperanza vein systems on the El Dorado gold project in October 2003. Minita, which hosts the bulk of the current El Dorado gold resource, grew by 67% to 1.6 million tonnes at an average grade of 11.4 g/t gold and 70.3 g/t silver, for a total contained measured and indicated resource of 585,200 ounces of gold and 3.6 million ounces of silver.

We believe that shareholder value is built with every interim and milestone success our Company achieves.

- **The commencement of a pre-feasibility study on the El Dorado gold project.** In March 2004 Pacific Rim contracted SRK Consulting to complete a pre-feasibility study of the potential economics of underground mining of the Minita vein system on the El Dorado gold project in El Salvador. The study will be based on exploiting the current Minita resource with a 1,000 tonne per day operation. The study is expected to be completed during the second quarter of fiscal 2004.
- **The discovery of both high-grade vein hosted gold mineralization and lower-grade stockwork-hosted gold mineralization in the La Calera gold project.** Thirty-one core holes were drilled during fiscal 2004 at La Calera, leading to the discovery of potentially bulk-mineable gold mineralization in the Rosa and Rosa West vein systems. A ground geophysics survey conducted in March 2004 succeeded in tracing this system further along strike and identifying new, potentially related structures. A reverse circulation drill program to test these new and extended structures commenced in late April 2004.
- **The commencement of closure-related activities at the Denton-Rawhide gold mine.** The crushing and stacking of low-grade stockpiled ore at the Denton-Rawhide gold mine ceased in May 2003 (following the cessation of mining in October 2002). During fiscal 2004, commencement of the residual leaching phase, the sale of surplus equipment, and reclamation activities occurred at the Denton-Rawhide mine.
- **The acquisition of the Aurora and Surefire gold projects.** These early-stage gold projects are located in Nevada; the Aurora project borders Metallic Ventures' Esmeralda gold mine in the historic Aurora District of the Walker Lane gold belt, and the Surefire project, staked by Pacific Rim, is located along the Northern Nevada rift. The Company has commenced grassroots exploration, including the generation of drill targets, on the Aurora project and intends to initiate a Phase 1 drill program during fiscal 2005.
- **The appointment of Paul Sweeney to, and resignation of Robert Buchan from, the Company's Board of Directors.** Paul Sweeney was appointed in July 2003 to Pacific Rim's board. Mr. Sweeney is a senior financial executive with over 30 years of mining-related experience in finance, accounting and strategic planning. In December 2003 Robert Buchan, President and CEO of Kinross Gold Corporation, resigned from Pacific Rim's board.

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The details of Pacific Rim's accounting policies are presented in Note 2 to the consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company's financial statements and the uncertainties that could have a bearing on its financial results:

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition, less accumulated depreciation and accumulated write-downs. Reviews are undertaken annually to evaluate the carrying values of



Catherine McLeod-Seltzer, **President, Director**

Catherine McLeod-Seltzer has enjoyed a broad and successful career in the mining industry, highlighted by her role as co-founder and President of Arequipa Resources. Arequipa was the subject of one of the most lucrative mining-industry buyouts in the last 10 years when it was taken over by Barrick Gold Corporation in 1996 for $1.1 billion CAD. Catherine brings an extensive knowledge of mining finance and public relations as well as her exceptional reputation and network of industry contacts to Pacific Rim's management and Board of Directors.

operating mines and exploration and development properties. Pacific Rim capitalizes costs incurred on mineral properties only after it has been established that the property contains mineral reserves. Expenditures on exploration properties, including those with mineral resources, are expensed as incurred.

During fiscal 2004, Pacific Rim adopted the Canadian Institute of Charter Accountants ("CICA") standard 3063 "Impairment of Long-Lived Assets", which requires that an impairment loss be recognized if the carrying value of a long-lived asset exceeds its fair market value. An estimate of fair market value is undertaken annually and the impairment loss, if any, is recorded. There were no impairment losses recorded during fiscal 2004. Management's estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs.

Environmental Expenditures and Closure Costs

During fiscal 2004 Pacific Rim adopted CICA standard 3110 "Asset Retirement Obligations", whereby the Company prospectively recognizes the fair market value of asset retirement obligations in the period in which they are incurred.

Stock-based Compensation

For fiscal 2004, Pacific Rim prospectively adopted CICA standard 3870 "Stock-based Compensation and Other Stock-based Payments", which requires fair value accounting for all stock options issued during the year.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources

The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property's resources at the time of the acquisition. The resource estimate was filed as a National Instrument 43-101 ("NI 43-101")-compliant technical report in February 2002. It has been superseded by the Company's October 2003 resource estimate (see National Instrument 43-101 Disclosure section).

Inventories

The current and long-term inventories recorded in Pacific Rim's consolidated financial statements represent the Company's portion of "heap leach" inventories at the Denton-Rawhide gold mine. The value of these "heap-leach" inventories was estimated by Pacific Rim's joint venture partner and Denton-Rawhide mine operator, Kennecott Minerals Company ("Kennecott"). The inventory estimate is based on the tonnage and grade of ore placed on the heap leach pile less the amount of gold already recovered from the heap leach pile all at estimated recovery rates based on historical results.

Pacific Rim's stock made an average increase over the year of approximately 135%.

Closure costs

Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 8 to the consolidated financial statements.

3. REVIEW OF OPERATIONS AND PROJECTS

Pacific Rim has one revenue-generating asset (the Denton-Rawhide gold mine), one advanced-stage exploration/development project (the El Dorado gold project), one mid-stage exploration project (the La Calera gold project) and two early-stage exploration projects (the Aurora and Surefire projects). The Company's current business model is to utilize its cash flow from production at the Denton-Rawhide mine to fund exploration of its El Dorado and other gold projects. Pacific Rim's corporate goal is to become a highly profitable, growth-oriented intermediate level gold producer through the discovery, development and operation of low-cost gold mines.

Operations

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Pacific Rim's share of production from the Denton-Rawhide mine during fiscal 2004 was 29,687 ounces of gold and 238,124 ounces of silver at a total cash production cost (as calculated using industry standards) of $362 per ounce of gold produced. This includes $250 per ounce of non-cash 'heap leach" inventory "drawdown" costs. Actual cash expended per ounce of gold produced in fiscal 2004 was $106 per ounce. During fiscal 2003 and the four months of fiscal 2002, Pacific Rim's share of production was 35,731 ounces of gold and 302,383 ounces of silver at total cash production costs of $209 per ounce (actual cash cost of $268 per ounce), and 14,605 ounces of gold and 126,615 ounces of silver at total cash production costs of $266 per ounce (actual cash cost of $312 per ounce), respectively. Gold prices improved during fiscal 2004, from $341.20 per ounce at the beginning of the period to $388.50 per ounce at April 30, 2004, reaching a high of $427.25 per ounce on April 1, 2004.



William Myckatyn, **Chairman**

Bill Myckatyn is the CEO of Quadra Mining Ltd. and the former President of Dayton Mining Corporation (a predecessor company of Pacific Rim Mining). Amongst his previous career roles, Bill was the President and CEO of Gibraltar Mines, and stewarded the company's $550 million CAD takeover by Westmin Resources in 1996. Bill is a mining engineer with extensive technical and management experience in mining development and operations.

PRODUCTION HIGHLIGHTS

	12 months ended April 30, 2004	12 months ended April 30, 2003	4 months April 30, 2002
Ounces gold produced*	**29,687**	35,731	14,605
Ounces silver produced*	**238,124**	302,383	126,615
Total cash production cost	**$362**	$209	$266
Actual cash production cost**	**$106**	$268	$312
Average realized gold price	**$385**	$321	$287
Average actual gold price	**$384**	$328	$293

**Pacific Rim's 49% share of Denton-Rawhide production*

***Total cash production cost less non-cash "heap leach" inventory "drawdown" cost (see Section 10 "Non-GAAP Measures")*

Fiscal 2004 production from Denton-Rawhide was roughly 17% lower than in fiscal 2003. This slowdown in production represents the natural decline in recovery that occurs in the residual leach phase of a heap leach operation. Production is anticipated to continue through fiscal 2005, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company's projections for Denton-Rawhide production look forward in roughly 6-month increments.

Hedging

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term hedging program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2003, Pacific Rim had 6,000 ounces of gold sold forward at an average price of $368 per ounce. A further 11,500 ounces of gold were sold forward during the course of fiscal 2004 at prices ranging from $390 per ounce to $427 per ounce. At April 30, 2004, 6,000 ounces remain sold forward at an average price of $411 per ounce in contracts of 1,000 ounces per month with maturity dates extending to October 2004. Pacific Rim's hedging program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Exploration Projects

El Dorado Gold Project, El Salvador

The El Dorado Gold Project, located in El Salvador approximately 65 km northeast of the capital city San Salvador, is Pacific Rim's flagship advanced-stage exploration property. Pacific Rim is 100% owner of the 75 square km El Dorado project, which consists of two exploration licenses that must be converted to exploitation licenses by January 1, 2005. El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

We are committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area roughly 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900's, producing roughly 78,000 ounces of gold at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill.

During fiscal 2004, Pacific Rim concentrated its El Dorado exploration efforts on expanding the size of the high-grade gold resource previously defined on the Minita vein system as well as scout drilling other veins in the project area. Results from a total of 57 drill holes completed on the El Dorado project were announced during fiscal 2004. Sixteen of these were step-out holes on the Minita vein resource area. New resource estimates, incorporating the drill results from Pacific Rim's exploration and step-out drill holes, were completed for the Minita, Coyotera and Nueva Esperanza veins in October 2003. The measured and indicated gold resource on the Minita vein, the cornerstone of the El Dorado deposit, grew 67% as a result of Pacific Rim's step-out drilling program. The measured and indicated resource at El Dorado now totals 821,200 ounces of gold and 5.3 million ounces of silver as outlined in the following table:

EL DORADO RESOURCE ESTIMATE, OCTOBER 2003

Resource Category	Tonnes (000s)	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces	Contained Silver Ounces
Minita Vein System					
Measured and Indicated	1,599	11.38	70.3	585,200	3,615,400
Inferred	116	9.77	62.8	36,600	235,300
The Minita vein resource is based on a 5.0 g/t gold cut-off					
Coyotera Vein					
Measured and Indicated	535	9.07	70.7	156,000	1,216,000
Inferred	15	8.29	89.2	4,000	43,000
The Coyotera vein resource is based on a 5.0 g/t gold cut-off					
Nueva Esperanza Vein					
Indicated	1,083	2.30	14.2	80,000	494,000
Inferred	997	1.34	8.6	43,000	274,000
The Nueva Esperanza vein resource is near surface, potentially open-pitable, and based on a 0.8 g/t gold cut-off					

(See National Instrument 43-101 Disclosure section)



Anthony Petrina, **Director**

Now retired, Tony Petrina has a wealth of experience in the mining industry. His 32-year career with Placer Dome included the roles of President, Vice-Chairman and CEO. Mr. Petrina was also a Director of Arequipa Resources and his expertise was integral in helping the company manage the takeover by Barrick.

In March 2004, Pacific Rim contracted SRK Consulting of Denver, Colorado to complete a pre-feasibility study of the potential economics of underground mining of the Minita vein system. The study is expected to be completed early in the Company's second quarter of fiscal 2005 (August 1 to October 31, 2004) and will be based on exploiting the current Minita resource with a 1,000 tonne per day operation. The Company expects to submit an EIS for a 1,000 tonne per day operation to El Salvadoran regulatory agencies during its second quarter of fiscal 2005 and will commence the permitting process for the construction of an access / haulage ramp upon regulatory approval of the EIS. The ramp will provide access to the Minita vein system for underground definition drilling required for a full feasibility study, and for production haulage.

Pacific Rim is continuing its exploration drill program at El Dorado with the goal of enlarging the resource further, and is currently focused on the Nance Dulce and South Minita vein areas where the Company recently intersected high-grade gold in drilling. A complete list of Pacific Rim's drill results is available on the Company's website.

The El Dorado project remains the cornerstone of Pacific Rim's strategy for growth. Of the $5.2 million spent on exploration during fiscal 2004, $4.8 million was expended on the El Dorado project, primarily on the on-going drill program, pre-feasibility study components and environmental studies.

La Calera Gold Project, El Salvador
Pacific Rim has an option to earn 100% of the La Calera gold project, located approximately 10 km west of the Company's El Dorado project in El Salvador. Under the terms of the option agreement, Pacific Rim will make staged property payments totaling $300,000 and undertake staged work obligations totaling $375,000 by September 2006. A 0.5% NSR granted to the property owners can be purchased for $200,000 before the 6-month anniversary of the commencement of commercial production at La Calera.

The 35 square km La Calera property hosts an epithermal vein system that differs from El Dorado in that it comprises both high-grade gold in veins and lower-grade gold in stockwork vein zones. The Company is approaching La Calera as a potentially bulk mineable gold system. A Phase 1 core drill program to test the La Calera system was in progress at the start of fiscal 2004. Twenty-nine additional holes were reported on during fiscal 2004. Following the completion of the Phase 1 program, a geophysical survey was conducted to follow the mineralized structures beneath younger rocks that obscure the exposed vein system along strike and to the east and west. This ground magnetic survey was successful not only in identifying strike extensions of the previously tested veins, but also locating other hidden structures in the vicinity. In April 2004, a Phase 2 reverse circulation drill program commenced at La Calera to test the roughly 5 km of new targets identified by the geophysical survey. This program continues to date. Future exploration of the La Calera project will be dependent on results from the Phase 2 drilling program. All reported drill results from La Calera are available on the Company's website.

Aurora and Surefire Projects, Nevada
Pacific Rim's ongoing project generation campaign resulted in the acquisition of two new early-stage gold projects in Nevada during fiscal 2004.

The Aurora project consists of 81 claims in the historic Aurora District, Nevada, bordering Metallic Ventures' Esmeralda Mine. Aurora is being acquired under a Purchase Option Agreement. Under the terms of this agreement, Pacific Rim can earn a 100% interest in the Aurora project by making staged payments totaling $850,000 at maximum annual payments of $75,000. A 3% NSR was granted to the owners, 2% of which can be bought back for $2 million.

We increased the measured and indicated resource at the Minita vein on the El Dorado project in El Salvador by 67%.

The Aurora District is located along the prolific Walker Lane gold belt and has reserves and historic production of 1.8 million ounces of gold in high-grade bonanza veins. Pacific Rim has commenced a mapping and target generation program on the Aurora project and intends to drill test the project, once permits are received, in the coming year.

The Surefire project is located along the Northern Nevada rift in Crescent Valley, Nevada and was staked by the Company during fiscal 2004. Pacific Rim is 100% owner of this project, which consists of 191 claims along the rift structures that control the Fire Creek Mine and the Mule Canyon Mine. The Company intends to commence exploration at Surefire during the coming year.

Andacollo Gold Mine, Chile

Pacific Rim's Chilean operating subsidiary, Compania Minera Dayton ("CMD") is owner of the Andacollo gold mine located in central Chile. CMD's operations are subject to a creditors' protection plan. Andacollo was permanently shut down in December 2000 and CMD is in the process of reclaiming the mine site, disposing of the mine assets and settling its outstanding liabilities under the creditors' plan (see Note 1 to the consolidated financial statements).

In March 2004, Pacific Rim signed a letter of intent to sell CMD to MCK Mining Corporation ("MCK") of Vancouver, subject to due diligence, regulatory approval and completion of a formal final agreement. Under the terms of the agreement, MCK will make staged payments totaling $5 million, plus 4 million common shares of MCK on or before December 2007 (see Note 12b to the consolidated financial statements for details of this payment schedule). MCK is continuing its due diligence of CMD and a final binding agreement has not been signed to date.

4. RESULTS OF OPERATIONS

For the year ended April 30, 2004, Pacific Rim recorded a net loss of $6.9 million or $0.09 per share, compared to a loss of $2.8 million or $0.04 per share for the twelve months ended April 30, 2003 and $1.6 million or $0.03 per share for the four months ended April 30, 2002. The increase in net loss for fiscal 2004 compared to previous fiscal periods is a result of substantially greater expenses of $6.2 million for 2004 compared to $2.5 million for 2003 and $1.2 million for 2002. Net loss before unusual items was $7.3 million in 2004, $3.3 million in 2003 and $1.6 million in 2002. The Company received $0.4 million in creditor repayments from CMD in fiscal 2004 ($0.5 million in 2003) related to residual leach activities and the sale of a portion of CMD's Andacollo assets.

Revenue

Revenue, consisting of the sale of gold from the Denton-Rawhide mine, was $12.1 million in fiscal 2004, compared to $12.5 million in fiscal 2003 and $5.3 million in the four months of fiscal 2002. Revenue for 2004 was essentially unchanged from 2003, despite lower production from the Denton-Rawhide mine (29,687 ounces in fiscal 2004 compared to 35,731 ounces in fiscal 2003) due to a higher realized gold price for the current year ($385 per ounce in 2004 compared to $321 per ounce in 2003).



David Fagin, **Director**

David Fagin lends his extensive experience in mining and finance to Pacific Rim's Board as the Chair of the Audit Committee. David is the former COO of Homestake Mining Company and is currently a director of a number of mining and exploration companies, and of various mutual funds of the T. Rowe Price Group.

Mine operating costs were $11.9 million in fiscal 2004, compared to $9.0 million in fiscal 2003 and $4.5 million in the four-month period of fiscal 2002. The increase in operating costs is a result of increased inventory "drawdown" costs in 2004, offset by decreased mining and processing costs in 2004, all of which are a result of the cessation of mining, crushing and stacking of ore during fiscal 2003. Offsetting the increase in mine operating costs were lower depreciation, depletion and amortization costs of $1.3 million for fiscal 2004 compared to $3.1 million for fiscal 2003 and $1.2 million for fiscal 2002, as Denton-Rawhide nears the end of its projected life and the value of its assets diminishes, and no write-down in fiscal 2004 that is comparable to the fiscal 2003 write-down of $1.3 million in Denton-Rawhide's carrying value. As a result, the mine operating loss was only marginally higher for the current year (a loss of $1.0 million for the twelve months ended April 30, 2004, compared to a loss of $0.8 million for the twelve months ended April 30, 2003 and a loss of $0.3 million for the four months ended April 30, 2002).

Expenses

Net non-operating expenses increased substantially during fiscal 2004 to $6.2 million, compared to $2.5 million for the twelve months of fiscal 2003 and $1.2 million for the four months of fiscal 2002. The current year's expenses reflect significantly higher exploration expenditures ($5.2 million in 2004 compared to $3.3 million in 2003 and $0.3 million in 2002) related primarily to the Company's increased exploration activities and development on its El Dorado gold project as well as its undertaking of a drill program on the La Calera project and concerted efforts toward generating and acquiring new projects. The Company also booked a $0.3 million general and administrative stock-based compensation expense during fiscal 2004 for which there is no comparable item in fiscal 2003 or fiscal 2002. The stock-based compensation expenses booked for exploration and general and administrative expenses have been recorded in fiscal 2004 in compliance with new generally accepted accounting standards. In addition, the Company realized a gain on the sale of mineral properties of $0.9 million in 2003, and a gain on the sale of marketable securities of $1.0 million in 2003, for which there are no comparable items in 2004.

5. SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER REVIEW

SUMMARY OF QUARTERLY RESULTS* *(all amounts in thousands of US dollars)*

2004	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$ 2,237	$ 3,318	$ 3,562	$ 3,023
Net income (loss)	(2,451)	(1,336)	(1,743)	(1,329)
Net income (loss) per share – basic and diluted	$ (0.03)	$ (0.02)	$ (0.02)	$ (0.02)

2003	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$ 2,589	$ 3,720	$ 2,974	$ 3,226
Net income (loss)	(1,995)	(337)	(1,312)	844
Net income (loss) per share – basic and diluted	$ (0.03)	$ (0.00)	$ (0.02)	$ 0.01

*unaudited

Gold prices improved during fiscal 2004, reaching a high of $427.25 per ounce on April 1, 2004.

There are no obvious trends in quarterly results for Pacific Rim, nor does the Company experience any seasonality in its revenues. Revenues are a function of production levels from the Denton-Rawhide gold mine, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, albeit with volatility, over the past eight quarters. Net income (loss) has been relatively stable, although exploration expenditures have trended higher over the past eight quarters. Variability in net income (loss) is otherwise a function of unusual or extraordinary events and expenses within the quarter.

During the fourth quarter of fiscal 2004, the Company's exploration expenditures increased in relation to increased drilling activity and the commencement of the pre-feasibility study at the El Dorado project. Coupled with the continued slow decline in Denton-Rawhide production and hence revenues, this led to a greater net loss in the fourth quarter of fiscal 2004 than in previous quarters of the current year.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity

During fiscal 2004 Pacific Rim's cash and cash equivalents increased by $0.4 million, from $1.1 million at April 30, 2003 to $1.5 million at April 30, 2004. This reflects net cash flow from Denton-Rawhide of $4.0 million ($12.1 million in revenues less $7.1 million in mine expenditures and $1.0 million in loan repayments), plus proceeds from the exercise of stock options totaling $1.2 million and recoupment of funds from CMD of $0.4 million, offset by cash outlays totaling $5.2 million ($4.6 million in exploration expenditures and $0.6 million in general and administrative costs).

Cash Flow (Used For) Operating Activities

Cash flow (used for) operating activities was $(0.6) million in the four months of fiscal 2002, $(4.0) million in the twelve-month period of 2003, and decreased to $(1.1) million in 2004. This significant decrease, despite a substantially higher net loss for the 2004 fiscal year, is primarily due to increased cash flows from the Denton-Rawhide gold mine during 2004 (related to the decrease in expenditures for mining and processing activities at the mine) partially offset by increased exploration expenditures in 2004 and the partial repayment to Kinross Gold Corporation of a loan related to the deposit of funds for Denton-Rawhide reclamation.

Cash Flow Provided by Investing Activities

Cash flow provided by investing activities was $0.3 million during fiscal 2004, compared to nil in 2003 and $1.3 million in 2002. This reflects a $0.5 million investment by Pacific Rim in a new carbon plant at Denton-Rawhide during fiscal 2004, offset by $0.3 million in proceeds from the sale of surplus equipment at Denton-Rawhide as the mine winds down, and withdrawals from the reclamation sinking fund of $0.5 million. The gain in fiscal 2002 relates primarily to $1.5 million in cash acquired on amalgamation of Pacific Rim's predecessor companies.



Paul Sweeney, Director

Paul Sweeney is a senior financial executive with over 30 years of mining-related experience in finance, accounting and strategic planning as CFO for companies such as Gibraltar Mines, Sutton Resources and Manhattan Minerals. He is currently the Chief Financial Officer of Canico Resource Corp.

Cash Flow Provided by Financing Activities

During fiscal 2004, cash flow provided by financing activities totaled $1.2 million related to the issuance of 1.9 million shares upon the exercise of stock options (at an average price of $0.60 per share). This compares to $2.6 million from financing activities during fiscal 2003 (primarily from the proceeds on the sale of marketable securities related to the sale of the Company's Diablillos property) and $0.2 million during fiscal 2002.

Capital Resources and Financial Condition

Pacific Rim's cash, cash equivalents and bullion (in the Company's view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) increased from $1.7 million at April 30, 2003 to $2.8 million at April 30, 2004. Heap leach inventories, comprised mainly of the cost to place gold on the heap leach pile, were substantially reduced, to $2.9 million at April 30, 2004, from $10.8 million ($8.8 million short term and $2.0 million long term) at April 30, 2003, as gold was recovered from the heap leach pile over the course of the year. At April 30, 2004, the book value of Pacific Rim's total assets stood at $14.0 million, compared to $21.4 million at April 30, 2003. This decrease is primarily due to the reduction in both short-and long-term "heap leach" inventories.

At year-end 2004, Pacific Rim had current liabilities of $2.8 million, compared to $2.9 million at year-end 2003. Fiscal 2004 current liabilities include a $0.8 million loan payable (due December 31, 2004) to Kinross Gold Corporation related to the Company's purchase of 49% of the Denton-Rawhide mine. Currently, Pacific Rim has no long-term debt.

A $5.9 million reduction in current inventories, offset in part by a $1.3 million decrease in current closure cost liabilities, was the main contributor to the $4.6 million decline in working capital, from $7.6 million at the end of fiscal 2003, to $3.0 million at the end of fiscal 2004. Pacific Rim is unable to accurately forecast production levels, revenue or cash flow from the Denton-Rawhide gold mine, due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Exploration expenditures have increased during fiscal 2004, particularly in the last quarter due to pre-feasibility activities that are one-time events that are not expected to continue throughout fiscal 2005. For the purposes of internal exploration budgeting, Pacific Rim forecasts cash flow from Denton-Rawhide no more than 6 months in advance. The Company believes it has sufficient working capital, and anticipates having sufficient cash flow during the first half of fiscal 2005, to continue its exploration programs if there are no significant capital outlays related to development of the El Dorado project. If the Company decides to commence construction of an access / haulage ramp at El Dorado during the coming fiscal year as expected, additional financing will be required.

Pacific Rim, as a creditor of CMD, was repaid $0.4 million during fiscal 2004. This compares to a $0.5 million repayment during fiscal 2003. The Company is owed a further $0.2 million by CMD under its creditors' plan, and believes this amount, or more, may be recovered from the sale of CMD's assets. The eventual recovery of such amounts is, however, uncertain and therefore this off-balance sheet arrangement has not been recorded as a receivable of the Company as at April 30, 2004.

We are committed to the principal of sustainability and conduct our exploration programs so as to minimize any impact on the environment.

7. RISKS AND UNCERTAINTIES

Reliance on Denton-Rawhide

Pacific Rim's sole operating asset is its 49% non-operating interest in the Denton-Rawhide gold mine in Nevada. The Company's profitability and capacity to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company's share of production from this operation and the ability of the Denton-Rawhide mine operator to control the costs of production.

Production at Denton-Rawhide decreased during the past fiscal year as the operation progressed through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company's control, Pacific Rim is unable to reliably estimate its share of gold production from Denton-Rawhide for fiscal 2005.

Gold Price

Pacific Rim's revenues and available cash flow are closely linked to the price of gold, which is affected by numerous factors beyond the Company's control including: the exchange rate of the US dollar relative to other major currencies; global political and economic conditions; central bank sales; producer hedging and de-hedging activities; and, global and regional demand. In order to mitigate the Company's exposure to volatility in the gold price, which could impact its ability to conduct its exploration programs in a systematic and progressive manner, Pacific Rim has instituted a short-term hedging program where up to 50% of its share of the anticipated monthly gold production from the Denton-Rawhide mine is sold forward in month-by-month contracts with maturity dates extending no more than 6 months into the future.

Operations

Mining operations are generally subject to a number of risks and potential hazards, including operating accidents, labor disputes and unanticipated environmental occurrences. The Denton-Rawhide joint venture is insured against typical mining-related risks that are economically insurable, however, there are no assurances that this insurance will provide adequate coverage under all circumstances.

Exploration and Development

Pacific Rim's growth is dependent on its success in identifying, exploring, advancing, defining, and developing its exploration projects in pursuit of its goal of becoming a highly profitable intermediate level gold producer. The Company expects to incur considerable costs on its ongoing exploration programs and on the initial stages of development at El Dorado should a decision be made to commence construction of an access / haulage ramp. The Company's ability to conduct these exploration and development programs depends on the amount of free cash flow generated by the Denton-Rawhide gold mine, and its ability to raise money through financing. The results of the Company's ongoing exploration programs may warrant additional expenditures and there can be no assurance that Pacific Rim will be able to secure adequate financing, under favorable terms, to advance its projects accordingly. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the El Dorado, La Calera or other projects.

The El Dorado property comprises 2 exploration licenses totaling 7,500 hectares, each with an expiration date of January 1, 2005. In order to maintain its mineral rights to the El Dorado property, Pacific Rim must convert the exploration licenses to exploitation concessions. This conversion requires application, including the EIS, by Pacific Rim to the El Salvadoran regulatory agency responsible for mining, and is granted at the discretion of the government. While Pacific Rim believes it has met all requirements and is currently proceeding with its application to convert the El Dorado exploration licenses into exploitation concessions, the final decision is outside of the Company's control and there can be no guarantee that this application will be successful.

Regulatory

Pacific Rim's various mining operations and exploration and development projects are subject to local federal, provincial, state and municipal laws and regulations that govern prospecting, exploration, mineral title and tenure, development, production, the environment, taxes, labor standards, occupational health and safety, mine safety and other matters. Such laws are subject to revision and can become more rigorous and their compliance more costly, although Pacific Rim is not aware at this time of any proposed changes to these laws or regulations that would have a material impact on the financial condition of the Company. The Company believes it is in compliance with the laws and regulations in all of the jurisdictions in which it operates and relies on the expertise of its management team, employees, consultants and contractors to ensure such compliance.

8. ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

Environmental

Pacific Rim recently completed and submitted to El Salvadoran regulatory agencies an Environmental Impact Study for a 1,000 tonne per day operation at the El Dorado gold project, and continues to collect baseline environmental data from the project area. The Company is committed to the principal of sustainability and conducts its exploration programs so as to minimize any impact on the environment.

Pacific Rim has established a closure fund of $3.1 million (fair market value of $3.3 million) as of April 30, 2004, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow, although $0.5 million was drawn from the fund during fiscal 2004 to pay severances owing to Denton-Rawhide employees as the mine work force is reduced. Reclamation expenditures (Pacific Rim's portion) totaling $0.2 million are anticipated to be spent at Denton-Rawhide in the coming fiscal year, with a further $1.6 million in estimated closure costs thereafter. No further trust funding is required. A closure plan for the Denton-Rawhide mine has been submitted to the appropriate agencies for approval.

As part of the Andacollo closure plan, CMD has deposited $2.1 million into a trust to provide funding for future expenditures related to closure of the mine. These funds were derived from the sale of the Andacollo mine assets and from the sale of gold produced in the mine's continuing and final stages of residual leach operations. The reclamation plan at the Andacollo mine in Chile conforms to North American practices.

Community Relations

Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Community benefit initiatives undertaken by Pacific Rim in the towns and villages in and around the Company's El Dorado gold project include:

Education

Literacy and math competency are important job skills. Pacific Rim has initiated classes to improve the literacy and math skills of its employees, with 18 out of 24 local employees currently participating in the optional classes. The Company intends to expand this program into the local community in the near future, as a pre-employment educational opportunity for the largely unskilled local labor force. Pacific Rim intends to hire locally to the maximum extent possible, should the Company make a positive production decision at El Dorado.

Reforestation

Pacific Rim supports an on-going collaborative program with the Peace Corps to reforest the area around the El Dorado project. To date, more than 12,000 trees have been planted on ground owned by Pacific Rim and another 10,000 have been planted on ground owned by others. The Company provides the nursery space, materials and labor for the planting season and expects to plant a further 6,000 trees during fiscal 2005.

Water

During the dry season, water in the El Dorado project vicinity can become scarce; an annual complication for the many farmers that live in the area. Pacific Rim is conducting hydrogeologic studies aimed at identifying new sources of ground water for local communities.

9. OUTLOOK

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2005 and beyond, with a continued deceleration in production rates as the operation progresses through the residual leaching phase. The Company is unable to reliably forecast production levels from Denton-Rawhide for fiscal 2005. Total cash costs per ounce of gold are expected to decline substantially toward the "actual cash production cost" once the "heap leach" inventory is completely drawn down. The Company expects that the ultimate total recoverable gold ounces at Denton-Rawhide will exceed the conservatively estimated gold ounces represented in the inventory recorded at April 30, 2004.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company expects to issue the results of its pre-feasibility study for the Minita resource during the second quarter of fiscal 2005. Management expects a positive outcome from the pre-feasibility study. However, a final decision regarding the commencement of construction of an access / haulage ramp on the property will be made once the Company is able to evaluate the detailed economics outlined in the study and will further depend on obtaining the required environmental permits and sufficient financing to proceed. An EIS has been conducted and will shortly be submitted to El Salvadoran regulatory agencies in preparation for this permitting process. During fiscal 2005 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, as well as complete its Phase 2 drill program at the nearby La Calera gold project in El Salvador and commence drill testing of the Aurora project in Nevada.

10. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including "total cash production costs" and "actual cash production costs" that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.



We expect a positive outcome from the pre-feasibility study for the Minita deposit.

UNIT COSTS *(in thousands of US dollars except gold ounces and cost per ounce)*

2002 *(four months ended April 30, 2002)*	**Total Cash Production Cost**	**Actual Cash Production Cost**
Operating costs	$ 4,454	$ 4,454
Silver credits realized	(566)	(566)
Inventory change	n/a	675
Cost base for calculation	3,888	4,563
Gold ounces produced	14,605	14,605
Cost base per gold ounce produced	$ 266	$ 312

2003 *(twelve months ended April 30, 2003)*	**Total Cash Production Cost**	**Actual Cash Production Cost**
Operating costs	$ 8,999	$ 8,999
Silver credits realized	(1,529)	(1,529)
Inventory change	n/a	2,100
Cost base for calculation	7,470	9,570
Gold ounces produced	35,731	35,731
Cost base per gold ounce produced	$ 209	$ 268

2004 *(twelve months ended April 30, 2004)*	**Total Cash Production Cost**	**Actual Cash Production Cost**
Operating costs	$ 11,903	$ 11,903
Silver credits realized	(1,162)	(1,162)
Inventory change	n/a	(7,595)
Cost base for calculation	10,741	3,146
Gold ounces produced	29,687	29,687
Cost base per gold ounce produced	$ 362	$ 106

ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company's: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 20-F filing (available at www.sec.gov); and website www.pacrim-mining.com.

NATIONAL INSTRUMENT 43-101 DISCLOSURE

Mr. William Gehlen supervises Pacific Rim's exploration work on the El Dorado and La Calera projects. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled "Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador", dated November 26, 2003 and publicly available on SEDAR.

The most recent technical report for the La Calera project, dated August 27, 2003, was prepared by Mr. Peter Ronning, P.Eng., a Qualified Person independent of Pacific Rim. The report, entitled "Review of the La Calera Project, El Salvador" is publicly available on SEDAR.

Dated July 29, 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

TO THE SHAREHOLDERS OF PACIFIC RIM MINING CORP.:

The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies noted in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and, where possible, segregation of responsibilities.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual audited consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the scope and the results of their audit and audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, Staley, Okada & Partners, in accordance with Canadian and United States generally accepted auditing standards. The auditors' report outlines the scope of their audit and their opinion on the consolidated financial statements.

John Norman
Chief Financial Officer

Thomas C. Shrake
Chief Executive Officer

July 29, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF PACIFIC RIM MINING CORP.:

We have audited the accompanying consolidated balance sheets of Pacific Rim Mining Corp. (formerly Dayton Mining Corporation) as of April 30, 2004 and 2003, and the related consolidated statements of loss, shareholders' equity, and cash flows for the years ended April 30, 2004 and 2003 and for the four months ended April 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of April 30, 2004 and 2003, and the results of its operations and its cash flows for the years ended April 30, 2004 and 2003 and for the four months ended April 30, 2002, in conformity with Canadian generally accepted accounting principles.

The figures for the year ended December 31, 2001, which are presented for comparative purposes, were audited by another firm of Chartered Accountants, who issued an unqualified audit opinion dated January 11, 2002.

Staley Okada & Partners

Vancouver, B.C.
May 28, 2004

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

CONSOLIDATED BALANCE SHEETS

STATEMENT 1

In thousands of U.S. dollars

	As at April 30, 2004	As at April 30, 2003
ASSETS		
Current Assets		
Cash, cash equivalents and bullion *(Note 1b)*		
Cash and cash equivalents	**$ 1,463**	$ 1,107
Bullion *(Note 1b and 4)*	**1,301**	594
	2,764	1,701
Receivables	**118**	50
Inventories *(Note 5)*	**2,930**	8,829
	5,812	10,580
Inventories – Long-Term Portion *(Note 5)*	**–**	2,002
Property, Plant and Equipment *(Note 6)*	**5,102**	5,455
Closure Fund *(Note 8b)*	**3,119**	3,410
	$ 14,033	$ 21,447
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	**$ 1,761**	$ 1,228
Loans payable / due to related party *(Note 8a)*	**828**	231
Accrued closure costs – current portion *(Note 8c)*	**190**	1,488
	2,779	2,947
Loan Payable to a Related Party *(Note 8a)*	**–**	1,640
Accrued Closure Costs *(Note 8c)*	**1,636**	1,900
	4,415	6,487
SHAREHOLDERS' EQUITY		
Share Capital – *Statement 3 (Note 9)*		
Authorized:		
1,000,000,000 common shares without par value		
Issued and fully paid:		
80,483,994 (2003 – 78,528,594) shares outstanding	**57,690**	56,173
Deficit – *Statement 3*	**(48,072)**	(41,213)
	9,618	14,960
	$ 14,033	$ 21,447

APPROVED BY THE BOARD OF DIRECTORS:

Director

Director

See Accompanying Notes

CONSOLIDATED STATEMENTS OF LOSS

STATEMENT 2

In thousands of U.S. dollars, except for per share amounts

	Year Ended April 30, 2004	Year Ended April 30, 2003	Year Ended April 30, 2002	Year Ended December 31, 2001
Revenue				
Sales	**$ 12,140**	$ 12,509	$ 5,303	$ 14,913
Cost of Sales				
Operating costs	**11,903**	8,999	4,454	13,545
Depreciation, depletion and amortization	**1,295**	3,092	1,196	2,980
Write-down of mining interest *(Note 7b)*	**–**	1,262	–	–
	13,198	13,353	5,650	16,525
Mine Operating (Loss)	**(1,058)**	(844)	(347)	(1,612)
Expenses (Income)				
Exploration				
– direct	**5,144**	3,346	250	700
– stock-based compensation *(Note 9)*	**20**	–	–	–
General and administrative				
– direct	**878**	937	437	1,131
– stock-based compensation *(Note 9)*	**316**	–	–	–
Write-down of marketable securities	**–**	275	–	70
Interest expense	**47**	78	28	15
Amalgamation costs	**–**	–	683	–
Foreign exchange	**26**	(28)	(29)	66
Interest income	**(182)**	(175)	(62)	(122)
Gain on sale of mineral properties	**–**	(922)	–	–
Gain on sale of marketable securities	**–**	(1,047)	(59)	(11)
	6,249	2,464	1,248	1,849
Loss Before Unusual Item	**(7,307)**	(3,308)	(1,595)	(3,461)
Recovery (Write Off) of Investment In Andacollo Mine *(Note 1c)*	**448**	508	(6)	90
Loss for the Period	**$ (6,859)**	$ (2,800)	$ (1,601)	$ (3,371)
Loss Per Share – Basic and Diluted	**$ (0.09)**	$ (0.04)	$ (0.03)	$ (0.11)

See Accompanying Notes

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY — STATEMENT 3

In thousands of U.S. dollars

	Share Capital – Common Shares			
	Number	**Amount**	**Accumulated Deficit**	**Total Equity**
Balance – December 31, 2001	31,123,974	$ 53,810	$ (36,812)	$ 16,998
Shares issued for amalgamation conversion for Dayton shareholders (1.76 for 1) *(Note 1d)*	23,654,220	–	–	–
Shares issued for acquisition of PRMC (Note 1d)	23,498,600	2,287	–	2,287
Shares issued for cash	132,000	45	–	45
Loss for the four months ended April 30, 2002	–	–	(1,601)	(1,601)
Balance – April 30, 2002	78,408,794	56,142	(38,413)	17,729
Shares issued for cash	119,800	31	–	31
Loss for the year	–	–	(2,800)	(2,800)
Balance – April 30, 2003	78,528,594	56,173	(41,213)	14,960
Shares issued for cash – options exercised	1,955,400	1,181	–	1,181
Stock option costs – stock-based compensation	–	336	–	336
Loss for the year	–	–	(6,859)	(6,859)
Balance – April 30, 2004	80,483,994	$ 57,690	$ (48,072)	$ 9,618

See Accompanying Notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

STATEMENT 4

In thousands of U.S. dollars

	Year Ended April 30, 2004	Year Ended April 30, 2003	Year Ended April 30, 2002	Year Ended December 31, 2001
Operating Activities				
Loss for the period	$ **(6,859)**	$ (2,800)	$ (1,601)	$ (3,371)
Adjustment to reconcile loss to cash flow provided by operations:				
Depletion, depreciation and amortization	**800**	2,717	1,035	2,980
Accrued closure costs	**495**	375	161	(22)
Stock-based compensation	**336**	–	–	–
Foreign exchange	**26**	(28)	(29)	59
Net interest earned on sinking fund	**(174)**	(143)	(50)	(153)
Adjustment of sinking fund value	**–**	–	–	57
Gain on sale of marketable securities	**–**	(1,047)	(59)	(11)
Gain on sale of mineral properties	**–**	(922)	–	–
Gain on sale of property, plant and equipment included in operating costs	**(290)**	–	–	–
Write-down of marketable securities	**–**	275	–	70
Write-down of mining interest	**–**	1,262	–	–
	(5,666)	(311)	(543)	(391)
Accounts payable and accrued liabilities	**533**	(138)	(439)	(698)
Closure cost expenditures	**(2,057)**	(692)	(83)	(118)
Due to related parties	**(1,043)**	(659)	484	197
Inventories	**7,194**	(2,270)	(144)	(1,335)
Receivables	**(68)**	26	163	(28)
Cash Flow Used for Operating Activities	**(1,107)**	(4,044)	(562)	(2,373)
Investing Activities				
Cash acquired on amalgamation	**–**	–	1,483	–
Purchases of property, plant and equipment	**(461)**	(79)	(138)	(104)
Proceeds of disposition of property, plant and equipment	**304**	56	–	–
Reclamation sinking fund withdrawals (contributions)	**465**	–	–	(352)
Cash Flow Provided By (Used for) Investing Activities	**308**	(23)	1,345	(456)
Financing Activities				
Issuance of share capital	**1,181**	31	45	–
Proceeds on sale of marketable securities	**–**	2,551	170	29
Cash Flow Provided By Financing Activities	**1,181**	2,582	215	29
Foreign Exchange	**(26)**	28	29	(59)
Net Increase (Decrease) in Cash and Cash Equivalents	**356**	(1,457)	1,027	(2,859)
Cash and cash equivalents – Beginning of period	**1,107**	2,564	1,537	4,396
Cash and Cash Equivalents – End of Period	$ **1,463**	$ 1,107	$ 2,564	$ 1,537
Supplementary Schedule of Cash Transactions:				
Interest paid during the period	$ **61**	$ 79	$ –	$ 141
Income taxes paid during the period	$ **–**	$ –	$ –	$ –
Supplementary Schedule of Non-cash Transactions:				
Shares issued for business combination	$ **–**	$ –	$ 2,287	$ –
Marketable securities received for mineral properties	$ **–**	$ 900	$ 1,000	$ –
Stock-based compensation	$ **336**	$ –	$ –	$ –
Accrued closure costs capitalized as property, plant and equipment	$ **495**	$ –	$ –	$ –

See Accompanying Notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2004 AND 2003

In thousands of U.S. dollars

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain exploration licence areas, known as El Dorado and La Calera, located in El Salvador and exploration interests in mineral claims in the United States.

Basis of Presentation

These consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") applicable in Canada and have been reconciled as to significant differences in measurement to generally accepted accounting principles applicable in the United States as disclosed in Note 14.

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Dayton Mining (US) Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Dayton Acquisition Inc., 449200 B.C. Ltd., Pacific Rim El Salvador S.A. De C.V. and Recursos Salvadorenos S.A. de C.V. Also included in these consolidated financial statements are the accounts of the Company's wholly-owned subsidiaries, Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A. from the date of acquisition of April 11, 2002.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

a) Reporting Currency

The United States dollar is the Company's principal reporting currency and the currency of measurement for all financial transactions reported in these consolidated financial statements.

b) Cash, Cash Equivalents and Bullion

The balance sheet presentation has been changed from previously used formats to separately report saleable bullion inventory located at gold refiners from all other inventories held. A total amount is reported for cash, cash equivalents and bullion to reflect management's view that the bullion reported is closely equivalent to cash, immediately available to cover short-term cash requirements.

c) Shut Down of Andacollo Mine

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owned the Andacollo Mine were written off effective December 1, 2000 with a corresponding charge to income to reflect permanent closure of this mine and the estimated realizable value of capital assets after all liabilities have been liquidated.

Creditor distribution proceeds received from the "written off" subsidiary are credited to current year's income.

d) Amalgamation of Dayton Mining Corporation and Pacific Rim Mining Corp.

On April 11, 2002 statutory approval was received from the Province of British Columbia Registrar of Companies for the amalgamation of Dayton Mining Corporation ("Dayton") and Pacific Rim Mining Corp. ("PRMC") under the name of Pacific Rim Mining Corp. (the "Company") as approved by the shareholders of each of the amalgamated companies on April 3, 2002. Dayton shareholders received 1.76 common shares of the Company in exchange for each common share of Dayton held and PRMC shareholders received 1.0 common share of the Company in exchange for each common share of PRMC held, resulting in Dayton and PRMC shareholders comprising 70% and 30% respectively of the Company. The amalgamation has been accounted for as a reverse takeover using the purchase method of accounting with Dayton identified as the acquirer. For financial statement purposes the Company is a continuation of Dayton. The shares issued as consideration by Dayton to acquire PRMC are recorded at the fair value of the net assets of PRMC, which has been determined to be the net book value of PRMC. The April 30, 2002 statements of loss and cash flows reflect amalgamated results from April 11, 2002 to April 30, 2002 with results for the period from January 1, 2002 to April 10, 2002 being solely Dayton results. The comparative figures for the year ended December 31, 2001 are solely Dayton.

Details of the net book value of PRMC as at April 11, 2002 were as follows:

Cash, short-term investments and receivables	$	2,341
Property, plant and equipment		43
Accounts payable and accruals		(97)
Net Assets Acquired	$	2,287
Value attributed to common shares issued	$	2,287

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits, and short term highly liquid investments with a term to maturity of three months or less from inception which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in values.

Bullion

Gold and silver bullion is valued at the lower of cost and estimated fair market value.

Inventories

Inventories, comprised of ore on leach pads, gold in process and mine operating supplies are valued at the lower of cost and net realizable value.

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition less accumulated depreciation and accumulated write-downs. Mining property, plant and equipment is depreciated using the unit of production method over estimated recoverable ounces.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. If it is determined that the estimated net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a write-down to the net recoverable amount is made by a charge to earnings.

All exploration expenditures are expensed as incurred. Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures for the development of new mines, to define further mineralization in existing ore bodies, and to expand the capacity of operating mines, are capitalized and amortized on a units of production basis over estimated recoverable reserves.

Effective May 1, 2003, the Company prospectively adopted the Canadian Institute of Charter Accountants ("CICA") Handbook Section 3063 "Impairment of Long-Lived Assets", which requires that an impairment loss be recognized if the carrying value of a long-lived asset exceeds its fair market value. An estimate of fair market value is undertaken annually and the impairment loss, if any, is recorded. There were no impairment losses recorded during fiscal 2004. Management's estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs.

Environmental Expenditures and Closure Costs

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet standards set by relevant legislation by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company's share of estimated closure costs associated with the Denton-Rawhide Mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition of Denton-Rawhide are accounted for in accordance with CICA 3110 "Asset Retirement Obligations" which conforms in all material respects to FASB (Financial Accounting Standards Board) Statement No. 146 as required under United States GAAP requirements for the reporting of asset retirement obligations. Effective May 1, 2003, the Company elected early implementation of CICA 3110, whereby the Company prospectively recognizes asset retirement obligations in the period in which they are incurred, if a reasonable estimate of fair market value can be made. The asset retirement costs are capitalized as part of the carrying amount of the long term asset to be amortized over the estimated remaining useful life of the asset and the associated liability is accreted over the estimated future ounces of gold production until settlement of the obligation. As a result of the adoption of this accounting standard, the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $ 0.5 million during the year ended April 30, 2004.

Income Taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes, which are likely to be realized.

Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at fair market value.

Stock-based Compensation

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. This change in accounting treatment increased expenses by $336 in the current fiscal year. The prior years stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer.

Loss per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuances would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Derivative Transactions

The Company may enter into gold hedging contracts to manage its exposure to fluctuations in the market price of gold and to establish minimum prices for certain of its future production. The Company's entire hedging activity is considered normal course sales requiring settlements through physical delivery. Gains or losses on these contracts are included in sales revenue when product is delivered against the contract.

Foreign Exchange

Transaction amounts denominated in other currencies are translated into their United States dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, bullion (Note 10) receivables, closure fund, accounts payable, amounts due to related parties and accrued closure costs. Unless otherwise noted, it is *management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from* the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. BULLION

Details are as follows:

	April 30, 2004		April 30, 2003	
	Gold	**Silver**	**Gold**	**Silver**
Ounces at Refinery	**2,727**	**39,600**	1,544	15,402
Market value per ounce ($/oz.)	**$390.00**	**$6.00**	$339.00	$4.63
Market Value	**$1,064**	**$237**	$523	$71
Total market value	**$1,301**		$ 594	

5. INVENTORIES

Details are as follows:

	April 30, 2004	April 30, 2003
Production inventory	**$ 2,696**	$ 10,291
Supplies inventory	**234**	540
	2,930	10,831
Less: Long term portion of production inventory	**–**	(2,002)
	$ 2,930	$ 8,829

The estimated value of inventory that will not be recovered within the next fiscal year has been reclassified as long term.

6. PROPERTY, PLANT AND EQUIPMENT

Details are as follows:

	April 30, 2004	April 30, 2003
Cost	$ 10,320	$ 10,652
Accumulated depreciation and write-downs	(5,218)	(5,197)
	$ 5,102	$ 5,455

7. MINERAL PROPERTIES

a) El Salvador Properties

The Company holds a 100% interest in two exploration licence areas in El Salvador known as El Dorado and La Calera.

i) Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty ("NSR"). The Company has the right to purchase the NSR for $4 million ($1 million for 1.5% and $3 million for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii) By option agreement dated September 10, 2002, the Company agreed to acquire a 100% interest in the La Calera gold project, located near the El Dorado property. Under the agreement the Company, at its option, must make the following payments and exploration expenditures:

	Option Payments	Minimum Exploration Expenditures
Upon signing (paid)	$ 5	$ –
Upon completion of a two month due diligence (paid)	15	–
On or before September 10, 2003 (paid and incurred)	20	25
On or before September 10, 2004 (paid subsequent to year end and incurred)	35	50
On or before September 10, 2005 (incurred)	75	100
On or before September 10, 2006 (incurred)	150	200
	$ 300	$ 375

The property is subject to a 0.5% NSR which can be purchased by the Company for $200 if purchased within six months from the start of commercial production.

This property is also subject to an El Salvador governmental NSR of 2%.

iii) By agreement dated November 14, 2003, the Company has agreed to an option to acquire a parcel of land near the El Dorado property. To exercise its option, the Company has to pay $14 on or before May 14, 2004 (paid subsequent to year end), $14 on or before May 14, 2005 and $971 on or before November 14, 2005.

b) Denton-Rawhide Joint Venture

The Company owns a 49% interest in the Denton-Rawhide Mine. The Company's 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	April 30, 2004	April 30, 2003
Current assets	**$ 4,434**	$ 9,516
Inventories – long-term portion	**–**	2,002
Property, plant and equipment	**878**	1,219
Closure fund	**3,119**	3,410
Current liabilities	**(2,061)**	(4,359)
Long-term liabilities	**(1,636)**	(1,900)
Net assets	**$ 4,734**	$ 9,888

The condensed statements of loss of the Company's 49% interest are as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003	Four Months Ended April 30, 2002	Year Ended December 31, 2001
Sales	**$ 12,140**	$ 12,509	$ 5,303	$ 14,913
Costs and expenses	**(13,193)**	(13,348)	(5,763)	(16,639)
Net loss	**$ (1,053)**	$ (839)	$ (460)	$ (1,726)

During the year ended April 30, 2003, the Denton-Rawhide Mine experienced unexpected production shortfalls due to slower than expected heap leach recoveries. A review of the carrying value of the Denton-Rawhide investment indicated that the fair value of this investment had been impaired; therefore a $1,262 reduction in carrying value was recorded and charged to that year's operations.

The condensed statements of cash flows of the Company's 49% interest are as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003	Four Months Ended April 30, 2002	Year Ended December 31, 2001
Cash flows provided by (used for) operations	**$ 5,160**	$ 549	$ 310	$ (595)
Cash flows provided by (used for) investment activities	**(150)**	(23)	(138)	(104)
Cash flows from financing activities	**(1,021)**	–	–	–
Net cash flow	**$ 3,989**	$ 526	$ 172	$ (699)

c) United States Exploration Properties

i) Aurora Property, Nevada

The Aurora project consists of 81 claims in an historic mining area known as the Aurora District of Nevada. The property is being acquired under a 20-year (with a 1-year extension provision) mining lease and option to purchase agreement dated December 15, 2003 which requires payments totalling $850 to be made on the following basis: $25 upon signing of the agreement (paid), $35 on the first anniversary of the agreement, $40 on the second anniversary, $60 on the third anniversary, $75 on the fourth and subsequent anniversaries to the total of $850. The property is subject to a 3% NSR, 2% of which can be purchased by the Company for $2,000 within six months from the start of commercial production. The Company can terminate this option agreement at any time without further liability to the Company.

ii) Surefire Property, Nevada

The Surefire property consists of 191 claims in the Crescent Valley area of Nevada. The 100% owned claims were staked by the Company in the current year.

d) Argentina Properties – Agreement with Silver Standard Resources Inc. ("SSO")

By agreement dated December 14, 2001, PRMC agreed to sell its 100% interest in certain subsidiaries that held the Diablillos mineral property located in Argentina. As consideration, SSO paid $3,400 in cash and treasury shares. PRMC received $1,500 in cash during the year ended December 31, 2001 and 383,025 common shares of SSO with a fair market value of $1,000 prior to the amalgamation date of April 11, 2002. During the fiscal year 2003, the Company received 142,970 shares of SSO, which had a fair market value of $900, thus completing the terms of the agreement. All amounts received from SSO were treated as a recovery of acquisition and deferred exploration costs on the Diablillos property and any recovery in excess of cost was treated as a gain, once received. The amount of the gain recorded during the year ended April 30, 2003 was $922.

8. CLOSURE FUND, ACCRUED CLOSURE COSTS AND LOAN PAYABLE/DUE TO A RELATED PARTY

a) Loan Payable/Due to a Related Party

The Company, as part of the Denton-Rawhide acquisition, agreed to reimburse Kinross Gold Corporation ("Kinross"), who was, at the time, a major shareholder of the Company and had a director in common, a principal amount of $2,118 for Kinross' interest in the reclamation and severance trust funds ("Closure Fund") held for the benefit of the Denton-Rawhide operation. The principal amount is repayable to Kinross, on an annual basis, from 25% of the net internal cash flow from the Denton-Rawhide Mine. Interest is payable annually at rates equivalent to those earned by the Closure Fund trust accounts. As a result of adjustments to working capital accounts at the time of purchase, the principal amount owing to Kinross was reduced to an outstanding amount of $1,849 of which $1,021 was paid on December 31, 2003 and the balance of $828 is payable at December 31, 2004. As at April 30, 2003, the outstanding loan amount was $1,849 plus accrued interest of $22 ($231 was determined to be the current portion of the loan based on management's estimate of the 25% of fiscal 2004 cash flows from Denton-Rawhide operations, and $1,640 was classified as long-term).

Kinross became a non-related party to the Company in December 2003 by virtue of the disposal of its entire shareholdings in the Company at that time.

b) Closure Fund

The Denton-Rawhide Closure Fund investments of $3,119 (2003 – $3,410) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at April 30, 2004 was approximately $3,300 (2003 – $3,700). During the year ended April 30, 2004, $465 (2003 – $Nil) was drawn from the fund to pay severances owed to Denton-Rawhide employees due to the cessation of mining and processing activities and the related reduction of the workforce. These severances paid were part of the accrued closure costs. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

c) Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,826 at April 30, 2004 (2003 – $3,388) of which $1,636 (2003 – $1,900) is long-term and $190 (2003 – $1,488) is current. The closure trust funds are provided as security to the mine operator for the Company's portion of estimated closure liabilities.

9. SHARE CAPITAL

Stock Options

Upon amalgamation, stock options outstanding under the plans of Dayton and PRMC were rolled over, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a new stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants ("eligible parties").

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors. Details are as follows:

	Number of Options			
	Pre-Amalgamation Plans	October 2002 Plan	Weighted Average Exercise Price (in Cdn $)	Expiry
Options outstanding at April 30, 2002	5,356,880	–	$ 0.71	2003-2006
Year ended April 30, 2003				
– granted	–	2,130,000	0.62	2007
– expired/cancelled	(719,600)	(20,000)	0.73	2002-2003
– exercised	(119,800)	–	0.40	2002-2003
Options outstanding at April 30, 2003	4,517,480	2,110,000	0.73	2003-2007
Year ended April 30, 2004				
– granted	–	1,425,800	0.80	2008
– expired/cancelled	(952,700)	(130,000)	1.27	2004-2007
– exercised	(1,760,400)	(195,000)	0.80	2003-2008
Options outstanding at April 30, 2004	1,804,380	3,210,800	$ 0.60	2004-2008
Vested as at April 30, 2004	1,804,380	2,260,266	$ 0.56	2004-2008

The following table summarizes information about stock options outstanding to directors and employees as at April 30, 2004.

Expiry Date	Exercise Price (in Cdn $)	Number Outstanding	Number Vested
June 29, 2004	$ 1.36	36,080	36,080
September 24, 2004	1.30	29,000	29,000
May 28, 2005	0.54	763,300	763,300
July 4, 2006	0.29	976,000	976,000
April 18, 2007	0.62	1,810,000	1,810,000
July 23, 2008	0.43	170,800	56,933
October 8, 2008	0.85	1,230,000	393,333
		5,015,180	4,064,646

The Company has prospectively adopted the recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" for stock options granted to directors, officers and employees effective May 1, 2003. Comparative figures have been shown on a pro forma basis, as required.

	2004 *(i)*	**2003** *(ii)*
Stock-based compensation expense relating to:		
Administrative costs	**$ 316**	$ 473
Exploration costs	**20**	–
Total stock-based compensation	**336**	473
Loss for the year – as reported	**(6,859)**	(2,800)
Loss for the year – pro forma	**N/A**	(3,273)
Loss Per Share – Basic and Diluted *(in US dollars)*		
As reported	**(0.09)**	(0.04)
Pro-forma	**$ N/A**	$ (0.04)

(i) Recorded as an expense with the offsetting entry to share capital.

(ii) Disclosed as an expense on a pro forma basis only.

No stock-based compensation was reported in the fiscal periods ended April 30, 2002 and December 31, 2001.

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes Option Pricing Model with the following assumptions:

	April 30, 2004	**April 30, 2003**
Average risk free interest rate	**3.85 %**	4.31 %
Average expected option life	**4 years**	4 years
Stock volatility – based on trading history	**82.31 %**	89.46 %
Dividend payments during life of option	**Nil**	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

10. GOLD SALES CONTRACTS

At April 30, 2004, the Company's gold hedging position consisted of 6,000 ounces (2003 – 6,000) of forward sales contracts for future delivery of gold at various dates from May 2004 to October 2004 (2003 – May to August 2003) at an average price of US$411 (2003 – US$368) per ounce. At April 30, 2004 the Company had no financial exposure to market risks related to the settlement of outstanding hedges as gold spot prices were approximately US$390 (2003 – US$339) per ounce at that date. The estimated fair value of these contracts at the April 30, 2004 spot prices was $126 (2003 – $174), which represents the fair value to the Company on the balance sheet date if it were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company's gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company's gold hedging contract counter parties are large international credit-worthy institutions.

11. INCOME TAXES

As at April 30, 2004 the Company has the following tax loss carry forwards:

Country	Category	Amount	Expiry
Argentina	Operating losses	$ 2,376	2005-2009
Canada	Non-capital losses	5,812	2005-2011
	Net capital losses	2,380	N/A
	Mineral expenditures	10,096	N/A
El Salvador	Mineral expenditures	12,665	*(i)*
United States	Operating – Regular tax	11,863	2005-2024
	Operating – Alternative minimum tax	7,063	2008-2024

(i) These expenditures expire when they are written-off for local accounting purposes.

Future income tax assets are not recorded for the above tax loss carry forwards due to the significant uncertainty of their recovery. The tax losses may be subject to audit and adjustment by local tax authorities

12. COMMITMENTS

a) Lease Commitments

The Company has entered into operating leases for office premises and a photocopier. Minimum lease payments are as follows:

	(i) Office Premises	Photocopier	Total
2005	$ 64.7	$ 3.6	$ 68.3
2006	43.9	3.6	47.5
2007	39.7	3.6	43.3
2008	33.6	3.6	37.2
2009	7.2	–	7.2
	$ 189.1	$ 14.4	$ 203.5

(i) In addition to the basic rent, the Company is responsible for its proportionate share of property taxes and operating costs.

b) Proposed Sale of Subsidiaries

On March 31, 2004, the Company signed a Proposal for Acquisition Agreement in which it agreed to sell to an unrelated party 100% of the shares of its wholly owned subsidiaries Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada and Compania Minera Dayton ("CMD") for $5,000 cash and 4,000,000 common shares of the purchaser as follows:

	Cash	Shares
Upon closing	$ 1,000	3,000,000
On or before December 31, 2004	1,000	1,000,000
On or before December 31, 2005	1,000	–
On or before December 31, 2006	1,000	–
On or before December 31, 2007	1,000	—
	$ 5,000	4,000,000

The closing of the transaction is subject to (i) a satisfactory completion of due diligence by the purchaser, (ii) approval of the transaction by the board of directors of the purchaser, (iii) regulatory approval of the transaction, and (iv) reduction of CMD's debt from approximately US $2,700, to US $2,000 or less. CMD's primary holding is the Andacollo gold mine property in Chile which the Company officially shut down in December 2000.

13. SEGMENTED INFORMATION

Details are as follows:

	Year Ended April 30, 2004	Year Ended April 30, 2003	Year Ended April 30, 2002	Year Ended December 31, 2001
Total Assets				
Canada	**$ 1,017**	$ 99	$ 2,682	$ 1,064
USA	**8,556**	17,094	18,445	19,275
El Salvador	**4,457**	4,252	4,184	4,184
Chile	**3**	2	19	17
Total	**$ 14,033**	$ 21,447	$ 25,330	$ 24,540
Total Property, Plant and Equipment				
Canada	**$ 9**	$ 8	$ 11	$ 2
USA	**909**	1,263	5,238	6,262
El Salvador	**4,184**	4,184	4,184	4,184
Chile	**–**	–	17	17
Total	**$ 5,102**	$ 5,455	$ 9,450	$ 10,465
Revenue, Excluding Interest Income				
Canada	**$ –**	$ –	$ –	$ –
USA	**12,140**	12,509	5,303	14,913
El Salvador	**–**	–	–	–
Chile	**–**	–	–	–
Total	**$ 12,140**	$ 12,509	$ 5,303	$ 14,913
Depreciation, Depletion and Amortization				
Canada	**$ 5**	$ 4	$ 1	$ 6
USA	**1,290**	3,088	1,195	2,974
El Salvador	**–**	–	–	–
Chile	**–**	–	–	–
Total	**$ 1,295**	$ 3,092	$ 1,196	$ 2,980
Net Income (Loss)				
Canada	**$ (1,010)**	$ 847	$ (969)	$ (1,021)
USA	**(1,475)**	(1,004)	(401)	(1,770)
El Salvador	**(4,822)**	(3,151)	(231)	(580)
Chile	**448**	508	–	–
Total	**$ (6,859)**	$ (2,800)	$ (1,601)	$ (3,371)

14. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("US GAAP")

The effect of the measurement differences between Canadian GAAP and US GAAP are summarized below.

Under US GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders' equity. Declines in fair value that are other than temporary are written off. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

The significant changes in the consolidated financial statements relative to US GAAP are as follows:

Statements of Loss *(in thousands of US dollars, except for per share amounts)*

	Year Ended April 30, 2004	**Year Ended April 30, 2003**	**Year Ended April 30, 2002**	**Year Ended December 31, 2001**
Net loss following Canadian GAAP	**$ (6,859)**	$ (2,800)	$ (1,601)	$ (3,371)
Loss on write-down of marketable securities	–	–	–	(62)
Net loss following US GAAP	**(6,859)**	(2,800)	(1,601)	(3,433)
Unrealized holding gain on marketable securities	–	50	72	43
Loss on write-down of marketable securities	–	–	–	62
Comprehensive loss, following US GAAP	**(6,859)**	(2,750)	(1,529)	(3,328)
Weighted average number of common shares, computed under US GAAP (thousands of shares)	**79,146**	78,450	58,707	31,124
Loss per share, following US GAAP	**$ (0.09)**	$ (0.04)	$ (0.03)	$ (0.11)

Deficit and Comprehensive Gain (Loss) *(in thousands of US dollars)*

	April 30, 2004	**April 30, 2003**
Deficit		
Adjusted deficit, beginning of period per US GAAP	**$ (41,275)**	$ (38,475)
Net loss per US GAAP	**(6,859)**	(2,800)
Adjusted deficit, end of period per US GAAP	**$ (48,134)**	$ (41,275)
Accumulated Other Comprehensive Gain (Loss)		
Beginning of period per US GAAP	**$ –**	$ (50)
Current year other comprehensive gain (loss)	**–**	50
Accumulated other comprehensive gain (loss), end of period per US GAAP	**$ –**	$ –

As the Company delivers gold against outstanding forward sales contracts, it has determined that there is no impact from the adoption of Statements of Financial Accounting Standards ("SFAS") No. 133, Accounting For Derivative Instruments and Hedging Activities.

Recent U.S. Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after June 30, 2001. The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", which revises the accounting for purchased goodwill and other intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results. Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on January 1, 2002 with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement. The Company adopted SFAS No. 143, as required, on May 1, 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121. Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required. The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements. The Company adopted the remaining provisions of SFAS No. 145, as required, on May 1, 2003 with no material impact on its financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company adopted SFAS No. 146, as required, on May 1, 2003 with the result that the carrying value of the Rawhide Mine and the corresponding asset retirement obligation was increased by $0.5 million.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 148, on May 1, 2003. This change in accounting treatment increased expenses by $336 in the current fiscal year (Note 9).

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company's financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on August 1, 2003, with no material impact on its financial statements.

In December 2003, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretive guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company's financial statements.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current exploration activities; market reaction to future exploration results; the Company's anticipated strategies for growth; the results from future exploration opportunities; significant changes in metal prices; currency fluctuations; increases in production costs; differences in ore grades, recovery rates, and tonnes mined from those expected; changes in mining, or heap leaching rates from currently planned rates; general market and industry conditions; and other factors detailed in the Pacific Rim Mining Corp.'s filings with the United States Securities and Exchange Commission ("SEC").

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim Mining Corp.'s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive therefrom. Pacific Rim Mining Corp. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MINERAL RESOURCES, AND A NOTE TO US INVESTORS

The terms "indicated resource" and "measured resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves. Mineral resources are not "reserves" as they have not been demonstrated to be economically and legally extractable. It should not be assumed that all or any part of a "indicated resource" or "measured resource" will ever be converted to a "reserve".

"Indicated resource" and "measured resource" are not defined terms under United States Standards. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that contain "reserves" (the part of a mineral deposit that can be economically and legally extracted or produced). As such, this report may not be comparable to similar information made public by the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, which is available by contacting the Company, or on the EDGAR section of the SEC website (www.sec.gov).

CORPORATE INFORMATION

HEAD OFFICE
Suite 410, 625 Howe Street
Vancouver, British Columbia V6C 2T6 Canada
Telephone: 604-689-1976 or 1-888-775-7097
Facsimile: 604-689-1978
Email: info@pacrim-mining.com
Website: www.pacrim-mining.com

EXPLORATION OFFICE
Suite 105, 3545 Airway Drive
Reno, Nevada 89511 USA
Telephone: 775-852-5888
Facsimile: 775-852-0323
Email: pacrim-exp@sbcglobal.net

DIRECTORS

William Myckatyn
Chairman of the Board
Chair of Environmental and Compensation Committees

Thomas Shrake
Chief Executive Officer

Catherine McLeod-Seltzer
President

David Fagin
Chair of Audit Committee

Anthony Petrina

Paul Sweeney

OFFICERS

Thomas Shrake
Chief Executive Officer

Catherine McLeod-Seltzer
President

F. John Norman
Chief Financial Officer

Kathryn Church
Vice President Administration & Corporate Secretary

Barbara Henderson
Vice President Investor Relations

TRANSFER AGENT
Shareholder enquiries relating to address changes and share certificates should be directed to:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1 Canada
Telephone: 1-800-564-6253
Facsimile: 1-866-249-7775
Email: caregistryinfo@computershare.com

AUDITORS

Staley, Okada & Partners (Chartered Accountants)
Surrey, British Columbia

LEGAL COUNSEL

Gowling, Lafleur, Henderson LLP, Vancouver, BC, Canada

Dorsey & Whitney LLP, Seattle, WA, USA

CAPITALIZATION AND LISTING
(as at April 30, 2004)
80,483,994 shares issued and outstanding
85,499,174 shares fully diluted
1,000,000,000 shares authorized

Trading Symbol PMU on The Toronto (TSX) and American (AMEX) Stock Exchanges

PACIFIC RIM
MINING CORP.



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PACIFIC RIM
MINING CORP.

Suite 410, 625 Howe Street
Vancouver, British Columbia V6C 2T6 Canada
Telephone: 604-689-1976 or 1-888-775-7097
Facsimile: 604-689-1978
Email: info@pacrim-mining.com
Website: www.pacrim-mining.com